Exhibit 99.7

SECOND AMENDMENT TO THE

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

(Amended and Restated as of January 1, 2014)

ORACLE CORPORATION hereby amends the Oracle Corporation 401(k) Savings and Investment Plan (the “Plan”), amended and restated as of January 1, 2014, as set forth below, effective as of December 1, 2014:

1.	Subsection 8.8(b) is amended to read in its entirety as follows:

(b) In-Plan Roth Rollovers. All or a portion of a Participant’s Accounts (other than a Roth Contributions Account) in which the Participant is one hundred percent vested (100%) may be transferred to the Participant’s Roth Contributions Account under the Plan. Outstanding Plan loans may not be transferred to a Roth Contributions Account. Any amounts invested through a brokerage account must be liquidated and transferred to one of the investment funds offered under the Plan before transfer to a Roth Contributions Account. The in-plan Roth rollover is irreversible and cannot be undone or recharacterized in any manner. Nondistributable amounts transferred to a Participant’s Roth Contributions Account remain subject to the distribution restrictions that were applicable to the amount under the Plan and the Code before the transfer. The Plan will maintain such records as are necessary for the proper reporting of in-plan Roth rollovers.

IN WITNESS WHEREOF, Oracle Corporation has caused this amendment to be executed on its behalf on this 30th day of December, 2014.

ORACLE CORPORATION

By:	/s/ Joyce Westerdahl
Printed Name: Joyce Westerdahl
Title:	Senior Vice President, Human Resources